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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                                  (Rule 13d-102)

                   Under the Securities Exchange Act of 1934

                            (Amendment No. ______)*

                       Murdock Communications Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 62647W 10 8
--------------------------------------------------------------------------------
                               (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 62647W 10 8

      1) Name of Reporting Person       Larry A. Cahill
                                  ---------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                          --------------------
        ------------------------------------------------------------------------

      2) Check the Appropriate Row if a Member of a Group (See
           Instructions)

             (a)
                 --------------------------------------------------------------
             (b)
                 --------------------------------------------------------------

        ------------------------------------------------------------------------

      3) SEC Use Only
                      ----------------------------------------------------------

        ------------------------------------------------------------------------

      4) Citizenship or Place of Organization           U.S.A.
                                                    ------------------------
        ------------------------------------------------------------------------

           Number of Shares    5)   Sole Voting Power         462,380
           Beneficially Owned                                 -------
           By Each Reporting
           Person With         6)   Shared Voting Power          0
                                                              -------

                               7)   Sole Dispositive Power    462,380
                                                              -------

                               8)   Shared Dispositive Power     0
                                                              -------

        ------------------------------------------------------------------------

     9) Aggregate Amount Beneficially Owned by Each Reporting Person  462,380
                                                                     ---------
        ------------------------------------------------------------------------

      10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)            N/A
                            -----------------------------------------
        ------------------------------------------------------------------------

      11)  Percent of Class Represented by Amount in Row 9      11.7%
                                                          ------------------
        ------------------------------------------------------------------------

      12) Type of Reporting Person (See Instructions)           IN
                                                     ---------------------
        ------------------------------------------------------------------------


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Item 1(a) Name of Issuer

     Murdock Communications Corporation

Item 1(b) Address of Issuer's Principal Executive Offices.

     Murdock Communications Corporation
     1112 29th Avenue, S.W.
     Cedar Rapids, IA 52404

Item 2(a) Name of Person Filing.

     Larry A. Cahill

Item 2(b) Address of Principal Business Office or, if None, Residence.

     Larry A. Cahill
     3330 Southgate Court
     Cedar Rapids, IA 52404

Item 2(c) Citizenship.

     Larry A. Cahill is a citizen of the United States of America.

Item 2(d) title of Class of Securities.

     Common Stock

Item 2(e) CUSIP Number.

     62647W 10 8

Item 3.  Filing Status if Filed Pursuant to Rule 13d-1(b) or 13d-2(b).

     Not applicable.

Item 4.  Ownership.

     (a) Amount Beneficially Owned:  462,380

     (b) Percent of Class:  11.7%


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     (c) Number of Shares as to Which Such Person Has:

     (i)        Sole Power to Vote or to Direct the Vote:  462,380

     (ii)       Shared Power to Vote or to Direct the Vote:  0

     (iii)      Sole Power to Dispose or Direct the Disposition of:  462,380

     (iv)       Shared Power to Dispose or Direct the Disposition of:  0


Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.


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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 11, 1996
                                        --------------------------
                                                Date


                                             /s/ Larry A. Cahill
                                             --------------------
                                                Signature

                                             Larry A. Cahill
                                       --------------------------
                                                Name/Title